UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5
Washington, D.C. 20549

Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Bovie Medical Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

10211F100

(CUSIP Number)

Ron Panzier

Great Point Partners, LLC

165 Mason Street, 3rd Floor

Greenwich, CT 06830

(203) 971-3300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 23, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Great Point Partners, LLC 37-1475292
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power -0-
		8	Shared Voting Power 3,060,137 [1]
		9	Sole Dispositive Power -0-
		10	Shared Dispositive Power 3,060,137 [1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,060,070 [1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.985%[1,2]
14	Type of Reporting Person (See Instructions)
IA

1 Consists of (i) 1,055,000 shares of Common Stock owned collectively by Biomedical Value Fund, LP (“BVF”), Biomedical Offshore Value Fund, Ltd. (“BOVF”), Biomedical Institutional Value Fund, LP (“BIVF”), Class D Series of GEF-PS, LP (“GEF-PS”) and WS Investments II, LLC (“WS”), and (ii) 2,005,137 shares issuable upon conversion of Series B Preferred Stock collectively owned by each of BVF, BOVF, BIVF, GEF-PS, and WS. The foregoing does not include Series B Preferred Stock convertible into 1,946,141 shares collectively owned by each of BVF, BOVF, BIVF, GEF-PS, and WS. The provisions of such preferred stock restrict the conversion of such preferred stock to the extent that, after giving effect to such conversion, the holder of the preferred stock and its affiliates and any other person or entities with which such holder would constitute a group would beneficially own in excess of 9.985% of the number of shares of Common Stock of the Issuer outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Cap”). Therefore, the reporting persons could be deemed to beneficially own such number of shares underlying such preferred stock as would result in total beneficial ownership by such reporting persons up to the Beneficial Ownership Cap.

2 Based on a total of 28,642,218 shares outstanding, as reported by the Issuer in a Prospectus Supplement filed with the SEC on Nov. 10, 2016.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dr. Jeffrey R. Jay, M.D.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 3,060,137 [1]
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 3,060,137 [1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,060,137 [1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.985% [1,2]
14	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mr. David Kroin
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 3,060,137 [1]
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 3,060,137 [1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,060,137 [1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.985% [1,2]
14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The title and class of equity securities to which this statement relates is Common Stock, par value $.001 per share.

The name and address of the principal executive offices of the issuer is

Bovie Medical Corporation

4 Manhattanville Road, Suite 106, Purchase NY 10577

Item 2.	Identity and Background

The identity and background of the persons filing this statement is as follows:

Great Point Partners LLC (“Great Point”) is a Delaware limited liability company, with its principal offices at 165 Mason Street, 3rd Floor, Greenwich, CT 06830.

Dr. Jeffrey R. Jay (“Dr. Jay”) is an individual with a business address at 165 Mason Street, 3rd Floor, Greenwich, CT 06830. Dr. Jay is a citizen of the United States and senior managing member of Great Point.

Mr. David Kroin (“Mr. Kroin”) is an individual with a business address at 165 Mason Street, 3rd Floor, Greenwich, CT 06830. Mr. Kroin is a citizen of the United States and special managing member of Great Point.

None of the Reporting Persons was during the last five years, convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons was during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Biomedical Value Fund, L.P. (“BVF”) used its own funds to purchase 500,004 shares of Common Stock (“BVF Shares”) and Series B Preferred Stock convertible into 1,886,735 shares of Common Stock (the “BVF Preferred Shares”).

Biomedical Offshore Value Fund, Ltd. (“BOVF”) used its own funds to purchase 279,737 shares of Common Stock (the “BOVF Shares”) and Series B Preferred Stock convertible into 1,044,295 shares of Common Stock (the “BOVF Preferred Shares”).

Biomedical Institutional Value Fund, L.P. (“BIVF”) used its own funds to purchase 128,596 shares of Common Stock (the “BIVF Shares”) and Series B Preferred Stock convertible into 480,065 shares of Common Stock (the “BIVF Preferred Shares”).

Class D Series of GEF-PS, LP (“GEF-PS”) used its own funds to purchase 131,168 shares of Common Stock (the “GEF-PS Shares”) and Series B Preferred Stock convertible into 489,669 shares of Common Stock (the “GEF-PS Preferred Shares”).

WS Investments II, LLC (“WS”) used its own funds to purchase 15,455 shares of Common Stock (“WS Shares”) and Series B Preferred Stock convertible into 70,514 shares of Common Stock (the “WS Preferred Shares”).

The provisions of the preferred stock described above restrict the conversion of such preferred stock to the extent that, after giving effect to such conversion, the holder of the preferred stock and its affiliates and any other person or entities with which such holder would constitute a group would beneficially own in excess of 9.985% of the number of shares of Common Stock of the Issuer outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Cap”). Therefore, the reporting persons could be deemed to beneficially own such number of shares underlying such preferred stock as would result in total beneficial ownership by such reporting persons up to the Beneficial Ownership Cap.

See Item 5 below for information with respect to Great Point, Dr. Jay and Mr. Kroin.

Item 4.	Purpose of Transaction

The securities of the Issuer are held for passive investment purposes.

Item 5.	Interest in Securities of the Issuer

BVF beneficially owns in the aggregate 500,044 BVF Shares and 473,651.5 BVF Preferred Shares. Such shares in the aggregate constitute 4.723% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BVF shares voting and dispositive power over the BVF Shares and BVF Preferred Shares.

BOVF beneficially owns in the aggregate 279,737 BOVF Shares and 264,972 BOVF Preferred Shares. Such shares in the aggregate constitute 2.642% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BOVF shares voting and dispositive power over the BOVF Shares and BOVF Preferred Shares.

BIVF beneficially owns in the aggregate 128,596 BIVF Shares and 121,808 BIVF Preferred Shares. Such shares in the aggregate constitute 1.214% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BIVF shares voting and dispositive power of the BIVF Shares and BIVF Preferred Shares.

GEF-PS beneficially owns in the aggregate 131,168 GEF-PS Shares and 124,245 GEF-PS Preferred Shares. Such shares in the aggregate constitute 1.239% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. GEF-PS shares voting and dispositive power of the GEF-PS Shares and GEF-PS Preferred Shares.

WS beneficially owns in the aggregate 15,455 WS Shares and 17,891.5 WS Preferred Shares. Such shares in the aggregate constitute 0.167% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. WS shares voting and dispositive power of the WS Shares and WS Preferred Shares.

The foregoing does not include Series B Preferred Stock convertible into 1,946,141 shares collectively owned by each of BVF, BOVF, BIVF, GEF-PS, and WS. The provisions of such preferred stock restrict the conversion of such preferred stock to the extent that, after giving effect to such conversion, the holder of the preferred stock and its affiliates and any other person or entities with which such holder would constitute a group would beneficially own in excess of 9.985% of the number of shares of Common Stock of the Issuer outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Cap”). Therefore, the reporting persons could be deemed to beneficially own such number of shares underlying such preferred stock as would result in total beneficial ownership by such reporting persons up to the Beneficial Ownership Cap.

Great Point is the investment manager of each of BVF, BIVF, BOVF, GEF-PS and WS and by virtue of such status may be deemed to be the beneficial owner of the BMVF Shares, the BVF Preferred shares, the BOVF Shares, the BOVF Preferred Shares, the BIVF Shares, the BIVF Preferred Shares, the GEF-PS Shares, the GEF-PS Preferred Shares, the WS Shares and WS Preferred Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, and special managing member of Great Point, has shared voting and investment power with respect to the BVF Shares, the BVF Preferred shares, the BOVF Shares, the BOVF Preferred Shares, the BIVF Shares, the BIVF Preferred Shares, the GEF-PS Shares, the GEF-PS Preferred Shares, the WS Shares and WS Preferred Shares and may be deemed to be the beneficial owner of such shares. Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the BVF Shares, the BVF Preferred shares, the BOVF Shares, the BOVF Preferred Shares, the BIVF Shares, the BIVF Preferred Shares, the GEF-PS Shares, the GEF-PS Preferred Shares, the WS Shares and WS Preferred Shares except to the extent of any pecuniary interest, and this statement shall not be deemed to be an admission that they are the beneficial owners of such securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits and are incorporated herein.

EXHIBIT A: Joint Filing Agreement, dated as of November 23, 2016.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2016

Great Point Partners, LLC

By:	/s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

/s/ Dr. Jeffrey R. Jay
Dr. Jeffrey R. Jay, individually

/s/ Mr. David Kroin
Mr. David Kroin, individually

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF
AMENDMENT NO. 2 TO SCHEDULE 13D

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Amendment No. 2 to Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Amendment No. 2 to Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:	November 23, 2016

Great Point Partners, LLC

By:	/s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

/s/ Dr. Jeffrey R. Jay
Dr. Jeffrey R. Jay, individually

/s/ Mr. David Kroin
Mr. David Kroin, individually